

RYSE

RYSE CREATIVE VILLAGE SYNOPSIS

Where Creativity Meets Community

RYSE Creative Village is the future site of a dynamic content production studio and development incubator specifically designed for creatives in Georgia's multi-billion dollar film, music and digital media industry.

Specifically designed to serve a number of creative industry disciplines, the 40,000 S.F. facility will include multiple production studios, a green screen, photography studios, a virtual reality studio, a gaming center, podcasting rooms, a recording studio, a screening theater, editing suites, meeting/ lecture spaces, a cafe and a creative co-working space.

The former public school will have new life as an eco-system developing the next generation of creative minds.

FILM · MUSIC · ARTS
GAMING · MEDIA · CULTURE



Summer 2021



CURATING & CULTIVATINGCREATIVITY

A Place to Build Your Dreams

THE PROBLEM

There is currently no physical space that provides Atlanta's creative community with a place to gather, create content, collaborate on concepts and monetize.

Atlanta Tech Village, Tech Square, and Advanced Technology Development Center (ATDC) are among the resources that provided this support for the tech startup community and have since become top ecosystems of their kind in the South East region, creating over 10K jobs.

THE OPPORTUNITY

RYSE Creative Village will provide this resource for Atlanta's creative community; arguably the largest 'untapped' community in Atlanta, which established the highly sought-after culture of the city and is an engine that conservatively generates $62.5 billion* in economic impact.

Our greater vision is to establish a nationwide eco-system of tools, resources, support and access to opportunities that will allow creatives to achieve success utilizing their talents and gifts.

* Georgia Council for the Arts

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PROPERTY DETAILS

1261 Lockwood Dr. SW Atlanta, GA. 30311









Property Type:
Formerly Elementary School

Property Size:
30,829 SF

Land:
4.07+ Acres

Location:
Southwest Atlanta

Ownership Status:
Owned/ Site Control

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PROPERTY ARIEL VIEW

Affordable Artist Co-Living



Future site for RCV medium density affordable multi-family complex.

50+ micro units

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NEIGHBORING ASSETS

An opportunity zone ripe with potential



The Mall West End
Atlanta BeltLine
Lee & White
RYSE
CREATIVE VILLAGE
Murphy's Crossing
Pittsburgh Yards
Lee Street SW
Campbellton Rd SW
Oakland City Marta Station
20
285
85
Arthur B. Langford Jr. Pkwy
Fort Mac
Areu Bros Studios
Tyler Perry Studios
Downtown Connector
Arthur B. Langford Jr. Pkwy
166

Cascade Road/ Southwest Atlanta Opportunity Zone

NEIGHBORING STUDIOS AND DEVELOPMENT:

- Tyler Perry Studios (2.6 Miles) – 330-Acre Film Production Studio w/ 12 Sound Stages.
- Areu Bros Studios (4.9 Miles) – 60-Acre Film Production Studio w/ 200,000 sq. ft. of Soundstage Space.
- Fort Mac Redevelopment (2.3 Miles) – Planned Commercial, Retail & Residential Development.
- Pittsburgh Yards (2.8 Miles) – 31-Acre Co-working Space & Small Business Incubator.
- Lee & White (1.9 Miles) – 500,000 sq. ft. Food & Beverage District.
- Murphy's Crossing (1.1 Miles) – Planned 20-Acre Mixed Use Development.
- The Mall West End (2.5 Miles) – Planned 12-Acre Mixed Use Development.

COMMUTING CONNECTIVITY:

Oakland City Marta Station	Interstate 20	Downtown Atlanta	Hartsfield-Jackson Airport
1.4 Miles	2.5 Miles	4.5 Miles	8.1 Miles

RYSE
BUSINESS MODEL
There are no great limits to growth because there are no limits of human intelligence, imagination, and wonder.


Studio Rental


Office Rental


Subscription/ Membership


Programming/ Workshops



RYSE

COMMUNITY REVITALIZATION

Building A Better Future

Venetian Hills Community

Location Attributes

MEDIAN INCOME: $27K

POVERTY RATE: 31.6%

UNEMPLOYMENT: 10.5%

COUNCIL DISTRICT: 4

COMMUNITY CHALLENGES:

- Designated Severely Depressed Community
- High Unemployment
- Food Desert
- Environmental Issues within Property
- Limited Youth Related Resources

PROJECT IMPACT:

- Community Development
- Job Creation
- Workforce Development
- Affordable Office Space
- Fresh Food Resource
- Youth Development Resources
- Affordable Housing



JOBSAT PROJECT SITE

Pleasure in the job puts perfection in the work

Total Project Created Jobs

JOB TYPE	NUMBER OF JOBS
CONSTRUCTION JOBS	138
OPERATIONS JOBS*	13
TENANT CREATED JOBS	72
TOTAL	**223**

* Average annual salary of $35k

- Over 100 temporary predevelopment and construction full-time equivalent jobs.

- Capacity to host over 100 full-time equivalent, living-wage jobs from third party tenants.

- Project goal of 60% minority contractor participation during predevelopment and construction.

- 25% employment goal sourced from within the community.

- Provides an on-site training space for media production jobs.

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IMPACTING THE COMMUNITY

People, Purpose, Planet & Profit existing in the same space



Job Creation

Delivering over 100 living wage jobs to the Southwest Atlanta community.



Adaptive Reuse

Adaptive reuse of a 16 year abandoned property, requiring environmental remediation, within a severely depressed community.



Workforce Development

Curated workforce development programming facilitated by notable industry organizations.



Fresh Food Kiosk

Addressing Food Desert issues with a fresh food kiosk accessible to the community.



Co-working Space

Providing flexible lease options for co-working space to foster entrepreneurship and accommodate business expansion.



Affordable Studios/ Offices

Affordable office space and rental studios for companies connecting members to industry jobs and opportunities.



Building Community

Providing free meeting space for the Venetian Hills Community Association and Neighborhood Planning Unit (NPU-S) meetings.



Youth Development

Partnership with Douglas High School to provide training and development programming for youth.

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INVESTMENT DETAILS

SOURCES	
Debt*	$2.95 MM
Equity	$2.5 MM
NMTC*	$2.05 MM
Total	**$7.5 MM**

USES	
Soft Costs	$1.9 MM
Hard Costs	$3.3 MM
FF&E	$1.85 MM
Land	$485 k
Total	**$7.5 MM**

INVESTMENT STRUCTURE
8% preferred return (IRR)
25% equity stake
7 Year Hold Period
$25,000 Minimum Investment
Quarterly Dividends**

LIMITED PARTNER RETURNS	
LP Distributions	$17,910,665
LP Contributions	$2,500,000
LP Profit	$15,410,665
IRR	49.24%
Equity Multiple	7.16x

PROJECTED REVENUE (First Location)

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
$1.5 MM	**$2.5 MM**	**$3.3 MM**	**$3.4 MM**	**$3.5 MM**	**$3.6 MM**	**$3.7 MM**

*Committed
** As cashflow allows

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CREATIVITY IN A COVID-19 WORLD

COVID-19 has significantly changed the way we live our everyday lives personally and professionally. We are evolving into a new normal for how we proceed forward with even the most basic of activities.

RYSE Creative Village is not slated to open until Summer of 2021. While our hopes are that a vaccine is identified prior to that time, we are taking the following precautions to ensure the safety of our members and guest upon opening:

- **Bipolar ionization air handler** – Installed within the HVAC system, this neutralizes 99.4% of SARS, COVID-19 and other airborne viruses in just 30 minutes.

- **Sanitation stations** – Installed throughout the facility, theses stations will allow guest to continuously have access disinfectant solutions.

- **Antimicrobial door handle film** – Installed at high traffic touch-points, this film is place over door know killing 99.9% of the bacteria and viruses which will help stop the growth of many microbes.

- **Industry sanctioned production practices** – The production industry has established a number of safety protocols for media productions that we will adhere for the safety of our members.



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KEY PROJECT CONSULTANTS

If everyone is moving forward together, then success takes care of itself.

LEGAL



Thompson Hine LLP

Thompson Hine LLP is a full-service business law firm with approximately 400 lawyers in 8 offices across the nation. For more than a century, Thompson Hine has been committed to excellence on behalf of their clients, utilizing their experience and resources to handle the most challenging legal issues.

FINANCE/ ACCOUNTING



Ryan

Headquartered in Dallas, Texas, Ryan provides an integrated suite of federal, state, local, and international tax services on a multijurisdictional basis.
Their multidisciplinary team of more than 2,800 professionals and associates serves over 16,000 clients in more than 50 countries, including many of the world's most prominent Global 5000 companies.

GOVERNMENTAL



Minority Business Development Agency

Operated by Georgia Tech's Enterprise Innovation Institute, the MBDA Business Center Atlanta helps to facilitate the growth on minority-owned companies by connecting them with resources to help their businesses succeed.

Strategically positioned within the Enterprise Innovation Institute, they are surrounded by a wealth of entrepreneurial services and resources accessible to the company's they serve.

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RYSE CREATIVE VILLAGE TEAM

"Alone we can do so little; together we can do so much." – Helen Keller

Jay Jackson

Jackson is an experienced entrepreneur who has successful exits in the real estate and health/ beauty industry. In 2003 Jackson opened a real estate brokerage in Central Florida, ultimately building a team of close to 20 licensed real estate professionals, responsible for generating millions in annual sales.

Evolving into R.E. development, Jackson led the redevelopment of a retail strip plaza project, which housed several small businesses that he owned. The development project garnered him recognition for its community development impact, drawing needed economic development to the previously underserved area.

His success earned him the honor of being recognized by the Chamber of Commerce as the 2010 Entrepreneur of the Year' and selection by the Business Journal as one of Central Florida's 40 under 40 in Business. Among other honors, Jackson has also been recognized on two separate occasions by City of Orlando Mayor Buddy Dyer, proclaiming a day named in his honor due to his continuous community service efforts.

In 2011, Jackson launched RYSE Media Group, a media and marketing agency that boost a client list of notable companies to include Pepsi State Farm, AT&T, Georgia Power, Orlando Magic, among several other nationally recognized brands.

Jackson is the author of the book, Cubicle to CEO and is often called upon to speak on the subject of entrepreneurship, business and overcoming obstacles to achieve success.

Business

Richard Dunn

Dunn is an Atlanta native, serial entrepreneur, and driver of Atlanta's arts & culture scene. In 1998, Dunn co-founded Groovement Inc., an artist management and event production company that focused on Atlanta's soul scene and was the launching pad for the career of four-time Grammy winning vocalist India.Arie, singer/songwriter Anthony David and soul singer Donnie.

In 2004, Dunn partnered with Michael McQuary (co-founder of internet service provider Mindspring) to start Brash Music, a scrappy music label with a catalogue that included Cold Play, PJ Morton, Aaron Shust and Anthony David. Two years later, Dunn and his partners teamed up to open legendary live music venues Sugarhill and ClubMotion, with a commitment to revitalize historic Underground Atlanta.

Venturing into the Food and Beverage industry, Dunn is a founding partner of the popular eatery Tom Dick and Hank, which has locations in Atlanta and College Park.

Dunn leverages the numerous relationships he has built throughout his successful career for his role as Director of Strategic Alliance for The Atlanta Voice Newspaper; one of Atlanta's first and most respected African-American owned newspapers founded by his grandfather and community leader, J.Lowell Ware.

Industry

RYSE

RYSE CREATIVE VILLAGE TEAM

"Alone we can do so little; together we can do so much." – Helen Keller

Susanna Spiccia

Susanna was raised in Atlanta, Georgia and is a graduate of Georgia College & State University with a degree in Marketing. She has dedicated the vast majority of her professional career towards dismantling barriers that prevent equal opportunities in the film and media industry.

In 2014, Susanna founded re:imagine/ATL; a nonprofit organization committed to exposing and training youth for careers in film and content production.

Serving as Founder & Executive Director from March 2014-December 31st 2018, under her leadership re:imagine/ATL has been responsible for equipping thousands of high school teens and A/V teachers with film industry training, a network of mentors, and access to resources for content production. Students involved in the program have produced over 50 short films.

While at re:imagine/ATL, Susanna was responsible for establishing dozens of financial and in-kind partnerships with companies such as Turner, The Recording Academy, SPANX, AT&T, Sixthman, Adult Swim, The Arthur M. Blank Family Foundation, United Way, and The Academy of Motion Picture Arts and Sciences.

Susanna is a 2015 TedXAtlanta speaker, and was recognized as one of the 2017 People to Watch by Creative Loafing Magazine.

Industry

Joel Dixon

Joel Dixon is Principal of Urban Oasis Development, a real estate development company focused on residential and commercial projects intown Atlanta.

Dixon has been involved in both market rate and affordable housing development with strong community-based support. He has been instrumental in helping facilitate the growth of Urban Oasis and in-house construction partner Sims REG by mobilizing private and public sector resources.

In addition to Urban Oasis Development's projects, Dixon has provided real estate and community advisory services to a variety of 3rd-party commercial/ residential acquisition projects totaling over $725MM.

Prior to launching Urban Oasis, Dixon had over 15 years of sales and business development experience in high technology and real estate with deep ties to the burgeoning Technology Venture community in Atlanta.

Joel is a graduate of the Urban Land Institute's prestigious Center for Leadership (CFL) and has been an active ULI member serving as a 2018 CFL Day Chair and member of ULI Atlanta's Creative Development Product Council. He has a B.S. in Symbolic Systems from Stanford University and Certificate of Mandarin Chinese from Beijing Language and Culture University.

Development

RYSE

THE COMPANY

Educate · Elevate · Collaborate · Innovate · Incubate



RYSE

(rīz): to elevate or increase in rank, status, position, reputation, fortune, influence or power

RYSE is a minority-owned media, marketing, and communications company committed to storytelling that authentically connecting with the hearts and minds of multi-cultural audiences.

Since 2011, our team of storytellers, creatives, and strategists have worked to develop and uncover unique stories that reflect the various layers of our culture and redefine stereotypes.

We serve a diverse demographic of people who desire to the see, hear and understand themselves through the empowering images they see in today's media. We partner with the companies who genuinely value and align with those authentic perspectives.

Are YOU on the RYSE?

A few of the notable companies we have had the privilege of partnering with throughout the years:

PEPSICO    **StateFarm**    **AT&T**    **NFL ALUMNI**

 **Mercedes-Benz**    **Bank**    **Georgia Power**   **ESPN**

BB&T    ORLANDO MAGIC    UNIVERSAL ORLANDO RESORT    DOWNTOWN ORLANDO

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ADVISORS, ADVOCATES & ALLIES

If everyone is moving forward together, then success takes care of itself.





















MINORITY BUSINESS DEVELOPMENT AGENCY
BUSINESS CENTER
U.S. DEPARTMENT OF COMMERCE
Operated by Georgia Tech

Georgia®
Film, Music & Digital Entertainment

RESURGENS 1847 1865 ATLANTA, GA.

FULTON COUNTY

ATLANTA TECHNICAL COLLEGE

SOUTH FULTON
Chamber of Commerce
Where Business Blooms

Georgia Tech Enterprise Innovation Institute

Ryan

URBAN OASIS DEVELOPMENT

AWOL
All WALKS OF LIFE

RYSE

A NATION ON THE RYSE

Be not afraid of growing slowly, be afraid only of standing still.

We are excited that Atlanta will be the first home of RYSE Creative Village, but the journey is just beginning. While our roots will be in Atlanta, our broader vision is to establish a RYSE Creative Village eco-system across the nation, developing locations in multiple cities.

Our mission is to build a nationwide support system, ensuring ALL creatives have access to the tools, resources and opportunities to grow as a professional and succeed in this ever-evolving industry.

NASHVILLE   NEW ORLEANS   DALLAS   CHARLOTTE

HOUSTON   MEMPHIS   DC











info@ontheryse.com

404.777.RYSE (7973)

www.RYSECreativeVillage.com